Shareholder Meeting Results
(Unaudited)

May 15, 2007 Meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for                   Votes against            Abstentions

2,609,216,805               -                        -


All tabulations are rounded to the nearest whole number.